UNITED STATES                   --------------------------
           SECURITIES AND EXCHANGE COMMISSION                OMB APPROVAL
                 WASHINGTON, D.C. 20549
                                                        OMB Number: 3235-0145
                      SCHEDULE 13G                    Expires: February 28, 2009
                                                       Estimated average burden
        UNDER THE SECURITIES EXCHANGE ACT OF 1934      hours per response 10.4
                                                      --------------------------
                   (AMENDMENT NO. 3)*


                          AEOLUS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00765G109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No.  00765G109                  13G/A                 Page 2 of 10 Pages
----------------------                                      --------------------


1.   NAMES OF REPORTING PERSONS

     Great Point Partners, LLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

     37-1475292

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]

     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                         5.   SOLE VOTING POWER
 NUMBER OF SHARES
  BENEFICIALLY
 OWNED BY EACH           6.   SHARED VOTING POWER
REPORTING PERSON
     WITH                                               1,704,747
                         7.   SOLE DISPOSITIVE POWER


                         8.   SHARED DISPOSITIVE POWER

                                                         1,704,747

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,704,747

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                       [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.25%

12.  TYPE OF REPORTING PERSON (See Instructions)

         OO

----------------------                                      --------------------
CUSIP No.  00765G109                  13G/A                 Page 3 of 10 Pages
----------------------                                      --------------------


1.   NAMES OF REPORTING PERSONS

     Dr. Jeffrey R. Jay, M.D.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]

     (b)  [ ]


3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES          5.    SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH            6.    SHARED VOTING POWER
REPORTING PERSON                                        1,704,747
     WITH                 7.    SOLE DISPOSITIVE POWER

                          8.    SHARED DISPOSITIVE POWER
                                                        1,704,747

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,704,747

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                     [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.25%

12.  TYPE OF REPORTING PERSON (See Instructions)

         IN

----------------------                                      --------------------
CUSIP No.  00765G109                  13G/A                 Page 4 of 10 Pages
----------------------                                      --------------------


1.   NAMES OF REPORTING PERSONS

     Mr. David Kroin

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]

     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES          5.    SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH            6.    SHARED VOTING POWER
REPORTING PERSON                                        1,704,747
      WITH                7.    SOLE DISPOSITIVE POWER

                          8.    SHARED DISPOSITIVE POWER
                                                        1,704,747

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,704,747

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.25%

12.  TYPE OF REPORTING PERSON (See Instructions)

         IN

----------------------                                      --------------------
CUSIP No.  00765G109                  13G/A                 Page 5 of 10 Pages
----------------------                                      --------------------


ITEM 1. NAMES OF REPORTING PERSONS

        (a)  Aeolus Pharmaceuticals, Inc.

        (b)  23811 Inverness Place
             Laguna Niguel, California 92677
             U.S.A.

ITEM 2.

        (a) Name of Person Filing

                  Great Point Partners, LLC
                  Dr. Jeffrey R. Jay, M.D.
                  Mr. David Kroin

        The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2008, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

        (b) Address of Principal Business Office, or if none, Residence

            The address of the principal business office of each of the Reporting Persons is:

            165 Mason Street, 3rd Floor
            Greenwich, CT 06830

        (c)  Citizenship

        Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

        (d)  Title of Class of Securities

             Common Stock

        (e)  CUSIP Number

             00765G109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D.2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable.

        (a)  [ ]   Broker or dealer registered under Section 15 of the Act (15
                   U.S.C. 78o)

        (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                   78c).

        (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the Act
                   (15. U.S.C. 78c).

        (d)  [ ]   Investment Company registered under Section 8 of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)  [ ]   An investment adviser in accordance with
                   ss.240.13d-1(b)(1)(ii)(E).

----------------------                                      --------------------
CUSIP No.  00765G109                  13G/A                 Page 6 of 10 Pages
----------------------                                      --------------------

        (f)  [ ]   An employee benefit plan or endowment fund in accordance with
                   ss.240.13d-1(b)(1)(ii)(F).

        (g)  [ ]   A parent holding company or control person in accordance with
                   ss.240.13d-1(b)(1)(ii)(G).

        (h)  [ ]   A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813).

        (i)  [ ]   A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act of 1940 (15 U.S.C. 80a-3).

        (j)  [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).



ITEM 4. OWNERSHIP

        Great Point Partners, LLC ("Great Point") is the investment manager of Biomedical Value Fund, L.P. ("BVF"), and by virtue of such status may be deemed to be the beneficial owner of the 952,000 shares of Common Stock of the Issuer owned by BVF (the "BVF Shares"), consisting of 680,000 shares of Common Stock and warrants to purchase 272,000 shares of Common Stock. Each of Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as senior managing member of Great Point, and Mr. David Kroin ("Mr. Kroin"), as special managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.

        Great Point is the investment manager of Biomedical Offshore Value Fund, Ltd. ("BOVF"), and by virtue of such status may be deemed to be the beneficial owner of the 752,747 shares of Common Stock of the Issuer owned by BOVF (the "BOVF Shares"), consisting of 524,747 shares of Common Stock and warrants to purchase 228,000 shares of Common Stock. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

        Notwithstanding the above, each of Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares and the BOVF Shares, except to the extent of their respective pecuniary interests.

        The Information in Items 1 and 5 through 11 on the cover pages of this Amendment No. 3 to Schedule 13G/A is hereby incorporated by reference.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
        Item 1.

        1.   GREAT POINT PARTNERS, LLC

        (a)   Amount beneficially owned: 1,704,747

        (b)   Percent of class: 5.25%.

        (c)   Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote:  - 0 -

              (ii)  Shared power to vote or to direct the vote: 1,704,747

              (iii) Sole power to dispose or to direct the disposition of:
                    - 0 -.

----------------------                                      --------------------
CUSIP No.  00765G109                  13G/A                 Page 7 of 10 Pages
----------------------                                      --------------------


              (iv)  Shared power to dispose or to direct the disposition of:
                    1,704,747

        2.   DR. JEFFREY R. JAY, M.D.

        (a)  Amount beneficially owned: 1,704,747

        (b)  Percent of class: 5.25%.

        (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 0.

              (ii)  Shared power to vote or to direct the vote: 1,704,747

              (iii) Sole power to dispose or to direct the disposition of: 0.

              (iv)  Shared power to dispose or to direct the disposition of:
                    1,704,747

        3.   MR. DAVID KROIN

        (a)  Amount beneficially owned: 1,704,747

        (b)  Percent of class: 5.25%.

        (c) Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 0.

              (ii)  Shared power to vote or to direct the vote: 1,704,747

              (iii) Sole power to dispose or to direct the disposition of: 0.

              (iv) Shared power to dispose or to direct the disposition of:
                   1,704,747

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        See item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

----------------------                                      --------------------
CUSIP No.  00765G109                  13G/A                 Page 8 of 10 Pages
----------------------                                      --------------------



ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

----------------------                                      --------------------
CUSIP No.  00765G109                  13G/A                 Page 9 of 10 Pages
----------------------                                      --------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008

                                     GREAT POINT PARTNERS, LLC


                                      Signature:  /s/ Dr. Jeffrey R. Jay, M.D.
                                                  ------------------------------
                                                  By Dr. Jeffrey R. Jay, M.D.,
                                                  as senior managing member

                                      DR. JEFFREY R. JAY, M.D.

                                      Signature:  /s/ Dr. Jeffrey R. Jay, M.D.
                                                  ------------------------------

                                      MR. DAVID KROIN

                                      Signature:  /s/ Mr. David Kroin
                                                  ------------------------------

                                                                       EXHIBIT A


             AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A


The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2008

                                     GREAT POINT PARTNERS, LLC


                                      Signature:  /s/ Dr. Jeffrey R. Jay, M.D.
                                                  ------------------------------
                                                  By Dr. Jeffrey R. Jay, M.D.,
                                                  as senior managing member

                                      DR. JEFFREY R. JAY, M.D.

                                      Signature:  /s/ Dr. Jeffrey R. Jay, M.D.
                                                  ------------------------------

                                      MR. DAVID KROIN

                                      Signature:  /s/ Mr. David Kroin
                                                  ------------------------------